Filed by Atlantic Coast Airlines Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities Exchange of 1934

Subject Company: Atlantic Coast Airlines Holdings, Inc. Commission File No. 0-21976 Date: December 8, 2003

The attached materials were posted on December 8, 2003 by Atlantic Coast Airlines Holdings, Inc. (the “Company”) to its website, which can be found at http://www.atlanticcoast.com, through a link on the Company’s home page presented in a box entitled “For information about ACA’s opposition to Mesa’s consent solicitation click here”.

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ACA’s Response to Mesa

•	SEC Filings

•	Press Releases

•	Letters to Shareholders

•	Presentations

•	Corporate Governance

The Company has filed with the SEC a preliminary consent revocation statement on Schedule 14A and intends to file its definitive consent revocation statement on Schedule 14A shortly. The definitive consent revocation statement will contain important information about ACA’s position regarding Mesa’s consent solicitation. You are urged to read carefully the definitive consent revocation statement, which you will receive from the Company after it has been filed, before taking any action or making any decision with respect to Mesa’s consent solicitation. You may obtain a copy of the Company’s preliminary consent revocation statement on Schedule 14A, and will be able to obtain a copy of the Company’s definitive consent revocation statement, when filed, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ACA free of charge by requesting them in writing from Atlantic Coast Airlines, 45200 Business Court, Dulles, VA 20166, Attention: Director, Corporate Communications.

Prior to any request for the stockholders of ACA to take any action in the event that Mesa commences an exchange offer, appropriate filings shall be made with the SEC by both Mesa and ACA, which filings may include a Schedule TO and/or a Schedule 14D-9. These filings will contain important information. You are urged to read them carefully before taking any action or making any decision with respect to any Mesa exchange offer. You will be able to obtain the documents if and when they become available free of charge at the website maintained by the SEC at www.sec.gov.

ACA and certain of its directors and executive officers may be deemed to be participants in the solicitation. A detailed list of the names of ACA’s directors and executive officers is contained in ACA’s preliminary consent revocation statement, which may be obtained without charge at the website maintained by the SEC at www.sec.gov

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ACA’s Response to Mesa > Press Releases

2003

12/02/03 Atlantic Coast Airlines Announces New Record Date to Be Set for Mesa Consent Solicitation

11/26/03 Atlantic Coast Airlines Amends Complaint and Files Motion for Preliminary Injunction

11/25/03 Atlantic Coast Stockholder Revokes Initial Consent

11/13/03 ACA Board Responds To Mesa Board

11/12/03 ACA Comments On Announced Agreement Between Mesa And United

10/29/03 Atlantic Coast Airlines Responds to Mesa Announcement

10/28/03 Atlantic Coast Airlines Files Complaint Against Mesa Air Group

10/23/03 Atlantic Coast Airlines Board of Directors Decides Not to Pursue Mesa’s Expression of Interest

10/15/03 Atlantic Coast Airlines Advises Stockholders to Take No Action at This Time in Response to Mesa’s Exchange Offer

The Company has filed with the SEC a preliminary consent revocation statement on Schedule 14A and intends to file its definitive consent revocation statement on Schedule 14A shortly. The definitive consent revocation statement will contain important information about ACA’s position regarding Mesa’s consent solicitation. You are urged to read carefully the definitive consent revocation statement, which you will receive from the Company after it has been filed, before taking any action or making any decision with respect to Mesa’s consent solicitation. You may obtain a copy of the Company’s preliminary consent revocation statement on Schedule 14A, and will be able to obtain a copy of the Company’s definitive consent revocation statement, when filed, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ACA free of charge by requesting them in writing from Atlantic Coast Airlines, 45200 Business Court, Dulles, VA 20166, Attention: Director, Corporate Communications.

Prior to any request for the stockholders of ACA to take any action in the event that Mesa commences an exchange offer, appropriate filings shall be made with the SEC by both Mesa and ACA, which filings may include a Schedule TO and/or a Schedule 14D-9. These filings will contain important information. You are urged to read them carefully before taking any action or making any decision with respect to any Mesa exchange offer. You will be able to obtain the documents if and when they become available free of charge at the website maintained by the SEC at www.sec.gov.

ACA and certain of its directors and executive officers may be deemed to be participants in the solicitation. A detailed list of the names of ACA’s directors and executive officers is contained in ACA’s preliminary consent revocation statement, which may be obtained without charge at the website maintained by the SEC at www.sec.gov.

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ACA’s Response to Mesa > Letters to Shareholders

2003

This section to be updated as shareholder letters become available.

The Company has filed with the SEC a preliminary consent revocation statement on Schedule 14A and intends to file its definitive consent revocation statement on Schedule 14A shortly. The definitive consent revocation statement will contain important information about ACA’s position regarding Mesa’s consent solicitation. You are urged to read carefully the definitive consent revocation statement, which you will receive from the Company after it has been filed, before taking any action or making any decision with respect to Mesa’s consent solicitation. You may obtain a copy of the Company’s preliminary consent revocation statement on Schedule 14A, and will be able to obtain a copy of the Company’s definitive consent revocation statement, when filed, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ACA free of charge by requesting them in writing from Atlantic Coast Airlines, 45200 Business Court, Dulles, VA 20166, Attention: Director, Corporate Communications.

Prior to any request for the stockholders of ACA to take any action in the event that Mesa commences an exchange offer, appropriate filings shall be made with the SEC by both Mesa and ACA, which filings may include a Schedule TO and/or a Schedule 14D-9. These filings will contain important information. You are urged to read them carefully before taking any action or making any decision with respect to any Mesa exchange offer. You will be able to obtain the documents if and when they become available free of charge at the website maintained by the SEC at www.sec.gov.

ACA and certain of its directors and executive officers may be deemed to be participants in the solicitation. A detailed list of the names of ACA’s directors and executive officers is contained in ACA’s preliminary consent revocation statement, which may be obtained without charge at the website maintained by the SEC at www.sec.gov

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ACA’s Response to Mesa > Presentations

2003

10/23/03 October 23rd Investor Presentation

The Company has filed with the SEC a preliminary consent revocation statement on Schedule 14A and intends to file its definitive consent revocation statement on Schedule 14A shortly. The definitive consent revocation statement will contain important information about ACA’s position regarding Mesa’s consent solicitation. You are urged to read carefully the definitive consent revocation statement, which you will receive from the Company after it has been filed, before taking any action or making any decision with respect to Mesa’s consent solicitation. You may obtain a copy of the Company’s preliminary consent revocation statement on Schedule 14A, and will be able to obtain a copy of the Company’s definitive consent revocation statement, when filed, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ACA free of charge by requesting them in writing from Atlantic Coast Airlines, 45200 Business Court, Dulles, VA 20166, Attention: Director, Corporate Communications.

Prior to any request for the stockholders of ACA to take any action in the event that Mesa commences an exchange offer, appropriate filings shall be made with the SEC by both Mesa and ACA, which filings may include a Schedule TO and/or a Schedule 14D-9. These filings will contain important information. You are urged to read them carefully before taking any action or making any decision with respect to any Mesa exchange offer. You will be able to obtain the documents if and when they become available free of charge at the website maintained by the SEC at www.sec.gov.

ACA and certain of its directors and executive officers may be deemed to be participants in the solicitation. A detailed list of the names of ACA’s directors and executive officers is contained in ACA’s preliminary consent revocation statement, which may be obtained without charge at the website maintained by the SEC at www.sec.gov

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ACA’s Response to Mesa > Corporate Governance

•	ISS Corporate Governance Quotient (CGQ) Score

•	Corporate Governance Guidelines

•	Nominating and Corporate Governance Committee

•	Audit Committee Charter

•	Compensation Committee of the Board of Directors

The Company has filed with the SEC a preliminary consent revocation statement on Schedule 14A and intends to file its definitive consent revocation statement on Schedule 14A shortly. The definitive consent revocation statement will contain important information about ACA’s position regarding Mesa’s consent solicitation. You are urged to read carefully the definitive consent revocation statement, which you will receive from the Company after it has been filed, before taking any action or making any decision with respect to Mesa’s consent solicitation. You may obtain a copy of the Company’s preliminary consent revocation statement on Schedule 14A, and will be able to obtain a copy of the Company’s definitive consent revocation statement, when filed, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ACA free of charge by requesting them in writing from Atlantic Coast Airlines, 45200 Business Court, Dulles, VA 20166, Attention: Director, Corporate Communications.

Prior to any request for the stockholders of ACA to take any action in the event that Mesa commences an exchange offer, appropriate filings shall be made with the SEC by both Mesa and ACA, which filings may include a Schedule TO and/or a Schedule 14D-9. These filings will contain important information. You are urged to read them carefully before taking any action or making any decision with respect to any Mesa exchange offer. You will be able to obtain the documents if and when they become available free of charge at the website maintained by the SEC at www.sec.gov.

ACA and certain of its directors and executive officers may be deemed to be participants in the solicitation. A detailed list of the names of ACA’s directors and executive officers is contained in ACA’s preliminary consent revocation statement, which may be obtained without charge at the website maintained by the SEC at www.sec.gov

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ACA’s Response to Mesa > Corporate Governance > ISS Corporate Governance Quotient (CGQ) Score

ACA Corporate Governance Quotient

Based on a recent evaluation, Institutional Shareholder Services, the nation’s leading provider of proxy voting and corporate governance data services, awarded Atlantic Coast Airlines a Corporate Governance Quotient (CGQ) score that rated ACA higher than 99% of the companies in the S&P 600 Index and higher than 98.8% of the companies in the transportation group.

The CGQ score assists investors in evaluating the quality of corporate boards and the impact its governance practices may have on company performance. Scores are weighted across 61 variables and calculated on the basis of eight core categories: 1) board of directors’ structure and composition, 2) audit issues, 3) charter and bylaw provisions, 4) laws of the state of incorporation, 5) executive and director compensation, 6) progressive governance practices, 7) directors’ and officers’ stock ownership, and 8) director education.

The Company has filed with the SEC a preliminary consent revocation statement on Schedule 14A and intends to file its definitive consent revocation statement on Schedule 14A shortly. The definitive consent revocation statement will contain important information about ACA’s position regarding Mesa’s consent solicitation. You are urged to read carefully the definitive consent revocation statement, which you will receive from the Company after it has been filed, before taking any action or making any decision with respect to Mesa’s consent solicitation. You may obtain a copy of the Company’s preliminary consent revocation statement on Schedule 14A, and will be able to obtain a copy of the Company’s definitive consent revocation statement, when filed, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ACA free of charge by requesting them in writing from Atlantic Coast Airlines, 45200 Business Court, Dulles, VA 20166, Attention: Director, Corporate Communications.

Prior to any request for the stockholders of ACA to take any action in the event that Mesa commences an exchange offer, appropriate filings shall be made with the SEC by both Mesa and ACA, which filings may include a Schedule TO and/or a Schedule 14D-9. These filings will contain important information. You are urged to read them carefully before taking any action or making any decision with respect to any Mesa exchange offer. You will be able to obtain the documents if and when they become available free of charge at the website maintained by the SEC at www.sec.gov.

ACA and certain of its directors and executive officers may be deemed to be participants in the solicitation. A detailed list of the names of ACA’s directors and executive officers is contained in ACA’s preliminary consent revocation statement, which may be obtained without charge at the website maintained by the SEC at www.sec.gov

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ACA’s Response to Mesa > Corporate Governance > Corporate Governance Guidelines

ATLANTIC COAST AIRLINES HOLDINGS, INC.

Corporate Governance Guidelines

The Board of Directors of Atlantic Coast Airlines Holdings, Inc. (the “Company”) has adopted the following Corporate Governance Guidelines. The Board, with ongoing input from the Nominating and Corporate Governance Committee, will continue to assess the appropriateness of these Guidelines. The Board will implement such changes and adopt such additions as may be necessary or desirable to promote the effective governance of the Company.

The Mission of the Board of Directors. The responsibility of the Board of Directors is to oversee, advise and direct the overall management of the Company in the interest and for the benefit of the Company’s shareholders while upholding the highest standards of integrity.

The Board of Directors delegated to the Chief Executive Officer, working with the other executive officers of the Company and its affiliates, the authority and responsibility for managing the business of the Company in a manner consistent with the standards of the Company, and in accordance with any specific plans, instructions or directions of the Board. The Chief Executive Officer shall seek the advice and, in appropriate situations consistent with the Board’s practice and authorizations, the approval of the Board with respect to significant actions to be undertaken by the Company, including but not limited to those that would significantly change the financial structure or control of the Company, the acquisition or disposition of any significant business and the entry of the Company into a major new line of business.

A. Board Membership.

1. Board Size. Subject to the Company’s Certificate of Incorporation and Bylaws, the Board fixes from time to time by resolution the number of directors constituting the Board, guided by the recommendations of the Nominating and Corporate Governance Committee. The Board has resolved that the Board shall consist of between 7 and 10 directors. Furthermore, it is the Company’s policy to seek shareholder approval before implementing any increase or decrease in the size range of the Board.

2. Composition of Board and Director Independence. The Board is comprised of at least a majority of “independent directors.” An “independent director” is a director who meets the Nasdaq’s definition of “independence”, as determined by the Board. The Board, guided by recommendations of the Nominating and Corporate Governance Committee, may establish additional criteria for determining independence.

The Board shall undertake an annual review of the independence of all non-employee directors. In advance of the meeting at which this review occurs, each non-employee director shall provide the Board with full information regarding the director’s commitment to Board participation, the director’s other activities and business commitments and, to enable the Board to evaluate the director’s independence, the director’s business and other relationships with the Company and its affiliates and with senior management and their affiliates.

3. Board Membership Criteria. The Nominating and Corporate Governance Committee periodically reviews the appropriate skills and characteristics required of Board members in the context of the current composition of the Board. This assessment takes into consideration all factors deemed relevant by the Nominating and Corporate Governance Committee, based upon discussions with the Chairman of the Board. The Nominating and Corporate Governance Committee may develop and periodically review Board membership criteria. Such criteria include business, management and financial experience, familiarity with the business, customers and suppliers of the Company and diverse talents, backgrounds and perspectives. The Board of Directors’ goal is for Board membership to include individuals with diverse backgrounds and perspectives.

4. Selection of Director Nominee Candidates. The Nominating and Corporate Governance Committee is responsible for recommending to the Board the selection of director nominee candidates. In performing this function, the Nominating and Corporate Governance Committee will discuss nominations with the Chairman and such other directors as it determines appropriate. It is the Board’s responsibility to nominate and, in certain circumstances (such as to fill vacancies that may occur on the Board), to elect directors.

5. Change in Principal Business Associations. The directors understand and expect that individual directors who change their principal business association are to immediately offer their resignation from the Board in order to provide the Nominating and Corporate Governance Committee with the opportunity to assess each situation based on the individual circumstances and make a recommendation to the Board as to whether to accept the resignation. The Board shall be free to accept or reject such resignations.

6. Service on Outside Boards by Directors. Directors should notify the Nominating and Corporate Governance Committee prior to accepting a position on the board of another company. No member of the Audit Committee may serve on the audit committees of more than three public companies. Directors should limit their service as directors on publicly held commercial company boards to no more than four (including the Company’s Board). Service on the boards of not-for-profit enterprises, investment companies and non-public for-profit commercial enterprises, as well as other professional commitments, should be evaluated by a director in consultation with the Nominating and Corporate Governance Committee to consider whether such directorships and commitments may materially interfere with the director’s service as an effective and contributing member of the Board. The Nominating and Corporate Governance

Committee reviews each director’s commitments as part of that Committee’s recommendations of nominees for election or re-election. The Nominating and Corporate Governance Committee reviews annually any board memberships of the Company’s executive officers.

7. Mandatory Retirement Age. Each non-employee director shall retire from the Company’s Board no later than at the annual meeting of shareholders following the director’s 70th birthday. In recognition of his contributions as one of the co-founders of the Company and as a continuing and active director, the Board unanimously approved excepting Mr. Edward Acker from this policy.

B. Board Operations.

1. Board Leadership. The Chief Executive Officer of the Company currently serves as Chairman of the Board. The Board recognizes that there may be circumstances in the future that would lead it to separate these offices, but believes there is no reason to do so at this time.

2. Executive Sessions of Non-Employee Directors. Meetings of the non-employee directors in Executive Session shall be scheduled at least four times a year. Executive Sessions shall be called at the request of any director to the Chairman of the Nominating and Corporate Governance Committee. These Sessions shall be scheduled by the Chairman of the Board, in consultation with the Chairman of the Nominating and Corporate Governance Committee. At least one Executive Session per year is devoted to succession planning and Chief Executive Officer performance and compensation. Formal deliberations or decisions concerning the business and affairs of the Company occur only during regular or special meetings of the Board, and not at Executive Sessions.

Executive Sessions shall be presided over by a “presiding director.” The Chairman of the Nominating and Corporate Governance Committee shall serve as the “presiding director” unless another director is so designated by a majority of the non-employee directors present at the Executive Session. In the absence of the Chairman of the Nominating and Corporate Governance Committee, a majority of the non-employee directors present at the Executive Session shall designate the “presiding director.” The attendees at an Executive Session may invite others to participate in all or part of their meetings, including outside advisors or members of management.

3. Director Attendance at Board Meetings. Directors are expected to attend in person all regularly scheduled Board and committee meetings and to participate telephonically when they are unable to attend in person.

4. Evaluation of Director Performance. The Nominating and Corporate Governance Committee assesses the contributions and independence of current directors in connection with their renomination to stand for election to the Board.

5. Board Meetings and Agendas. The Chairman of the Board, in consultation with the other members of the Board, shall determine the timing and length of the meetings of the Board. The Board expects that at least four regular meetings per year at appropriate intervals generally are desirable for the performance of the Board’s responsibilities. In addition to regularly scheduled meetings, other Board meetings may be called as needed by the Chairman or at the request of other directors.

The Chairman shall establish the agenda for each Board meeting. Each director may suggest the inclusion of items on the agenda, request the presence of or a report by any member of the Company’s senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting. The senior management of the Company may suggest the inclusion of items on the Board meeting agenda.

6. Communications with Senior Management. Directors are encouraged to keep themselves informed with respect to the Company’s affairs between Board meetings through direct individual contacts with members of the senior management of the Company. It is assumed, however, that directors will use judgment to be sure that contact with senior management is not distracting to the Company’s business operations. The General Counsel of the Company shall, whenever requested, assist in arranging and facilitating such contacts.

7. Board Presentations and Materials. The Board encourages broad senior management participation in Board presentations and the involvement of those managers who are directly responsible for the recommendations or other matters before the Board. Directors may request that the Chairman of the Board or appropriate members of senior management present to the Board information on specific topics relating to the Company and its operations.

As a general rule, directors shall receive information important to their understanding of the businesses of the Company in writing approximately one week in advance of the Board meetings. When the subject matter does not lend itself to a written presentation, the subject may be presented orally at the meeting. Whenever there is no prior distribution of presentation materials and on other occasions at the discretion of the Chairman of the Board, the Chairman may elect to contact each director by telephone in advance of the meeting to discuss the subjects and the principle issues the Board will need to consider.

8. Director Access to Independent Advisors. The Board and its committees have access to any independent advisors that the Board or the relevant committee (consistent with the provisions of its charter) deems appropriate. Furthermore, the Board and committees, as set forth in the applicable committee charter, have the right to consult and retain independent counsel and other advisors at the expense of the Company in response to specific circumstances giving rise to a determination by the Board or such committee that such action is in the best interest of the Company and its shareholders.

9. Shareholder Ratification of Bylaw Amendments. It is the Board’s policy to submit any Board-adopted amendment to the Company’s Bylaws for ratification by the Company’s shareholders at the Company’s next annual meeting of shareholders. If the shareholders do not ratify any such Bylaw amendment, then the Board shall repeal such amendment.

C. Board Committees.

1. Board Committees. The current standing committees are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The Board has the authority to create additional committees. Each committee shall have a written charter of responsibilities, duties and authorities, which shall periodically be reviewed by the Board. Each committee shall report to the full Board with respect to its activities.

2. Committee Meetings. The committee chairs, in consultation with the Chairman of the Board, shall determine the frequency and time of committee meetings that shall occur in a year. Committee meetings shall occur with sufficient regularity as the committee chairs deem appropriate so that the committees may fulfill their responsibilities set forth in their respective charter. The departments of the Company that administer the area of responsibility charged to each committee may submit items for inclusion on committee agendas; committee members may suggest topics for inclusion or request additional information, and other directors or committees of the Board may request that a committee consider or address a particular matter.

3. Committee Member Independence. The membership of the Audit Committee is made up exclusively of “independent directors.” A majority of the Compensation Committee and the Nominating and Governance Committee shall be “independent directors,” under Nasdaq rules and such additional standards as the Board may establish from time to time. A director is not considered independent for purposes of serving on the Audit Committee, and may not serve on that committee, if the director receives any consulting, advisory or compensatory fee from the Company, other than fees for service as a director, or is an “affiliated person” of the Company or its subsidiaries, as determined applying Nasdaq’s listing standards.

4. Assignment of Committee Members and Selection of Committee Chairs. The Chairman of the Board of Directors assigns directors to the committees of the Board and appoints committee chairs, in consultation with the Nominating and Corporate Governance Committee, based on conversations with individual directors on the particular committee. The Board acknowledges the benefits of maintaining some continuity in committee memberships as well as the benefits of introducing new perspectives through periodic rotation of committee members. For similar reasons, the expectation is that generally the chairmanship of a committee will rotate at least every five years.

D. Board Member Responsibility.

1. Board Interaction with Institutional Investors and the Press. The Board believes that senior management speaks for the Company. Individual directors may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, but it is expected that Board members would take such action only with the advance knowledge of senior management and, in most instances, at the request of senior management.

2. Board Member Compensation. Based upon the Compensation Committee’s recommendations to the Board of Directors, after consultations with the Nominating and Corporate Governance Committee, non-employee directors generally are paid an annual retainer of $20,000. The Nominating and Corporate Governance Committee reviews this retainer periodically and discusses its analysis with the Compensation Committee and the Board of Directors. Non-employee directors receive as additional compensation options to purchase shares of the Company’s Common Stock, which options vest at the end of a year if the individual continues to serve as a director as of the end of the year of the grant or if the director retires by not standing for re-election at the annual meeting of the shareholders. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof. Non-employee directors are entitled to certain flight benefits made available to employees of the Company. Directors may not receive any other direct or indirect compensation from the Company without approval by the Board.

3. Term Limits. The Board acknowledges the benefits of maintaining some continuity in Board memberships as well as the benefits of introducing new perspectives through the periodic addition of new directors. Accordingly, a non-employee director shall not be nominated for re-election to the Company’s Board after having served on the Board for 10 years, except that directors serving on the Company’s Board as of November 2003 shall not be nominated for re-election after having served on the Board for 15 years. Each director shall tender his or her resignation after the completion of six terms on the Board of Directors and thereafter upon completing years of service that are multiples of three. The Board of Directors may accept or decline such resignation. The Board recognizes that openings may arise on the Board on other occasions.

4. Board Member Equity Ownership. It is the recommendation of the Board that all directors, consistent with their responsibilities to the shareholders of the Company as a whole, hold an equity interest in the Company. Accordingly, the Company has adopted the following stock ownership guidelines. Each non-employee director should purchase Company stock with a value (which will be measured at the time of purchase) equivalent to the annual director retainer (not including committee and/or committee chair fees) paid to that director in the Company’s most recently completed full fiscal year. Non-employee directors should satisfy this standard within four years from the date the director joins the Board or the adoption of this policy.

5. Director Orientation and Continuing Education. Upon election to the Board, new directors are provided with a comprehensive set of materials on the operations, finances, governance and business plan of the Company and are otherwise oriented to the Company. The Board encourages directors, after their initial orientation, to periodically attend appropriate programs and sessions and obtain and review appropriate materials to advance their understanding of the Company’s business and operations and to assist them in performing their Board responsibilities, including their understanding of matters considered in the course of their service on Board Committees. The Company will recommend programs and sessions to directors and will pay reasonable fees and expenses associated with attendance.

6. Evaluation of the Chief Executive Officer. The performance of the Chief Executive Officer is evaluated annually. In advance of such evaluation, a questionnaire and business objectives summary will be distributed to all non-employee directors meeting for purposes of evaluating the Chief Executive Officer. The questionnaire provides each director the opportunity to assess individual elements of performance in major categories such as leadership, strategic planning, financial performance, operations, human resources, external relations and communications, and Board relations. The questionnaire and business objectives summary serve as the bases for a discussion during an Executive Session, led by the Chairman of the Compensation Committee, of Company and Chief Executive Officer performance for the year and goals for the coming year. The Compensation Committee then meets following the Executive Session to determine bonuses, if any, to be awarded to Chief Executive Officer and senior management of the Company. The Chairs of the Nominating and Corporate Governance Committee and the Compensation Committee then review with the Chief Executive Officer his performance and any recommended areas for improvement.

7. Senior Management Succession and Review. At least once a year, the Chief Executive Officer of the Company shall meet with the non-employee directors to discuss potential successors as Chief Executive Officer. The non-employee directors shall meet in Executive Session following such presentations to consider such discussions. The Chief Executive Officer shall also have in place at all times a confidential written procedure for the timely and efficient transfer of his or her responsibilities in the event of his or her sudden incapacitation or departure, including recommendations for longer-term succession arrangements. The Chief Executive Officer shall review this procedure periodically with the Compensation Committee and the Nominating and Corporate Governance Committee.

8. Evaluation of Board and Committee Performance. The Board shall conduct an annual review and evaluation of its conduct and performance based upon completion by all directors of an evaluation form that includes, among other things, an assessment of (a) the Board’s composition and independence; (b) the Board’s access to and review of information from senior management, and the quality of such information; (c) the Board’s responsiveness to shareholder concerns; (d) maintenance and implementation of the Company’s standards of conduct; and (e) maintenance and implementation of these Guidelines. The review shall seek to identify specific areas, if any, in need of improvement or strengthening and shall culminate in a discussion by the full Board of the results and any actions to be taken. The Nominating and Corporate Governance Committee shall have responsibility for overseeing the performance of the annual review and evaluation.

9. Review of Guidelines. The Nominating and Corporate Governance Committee reviews the Atlantic Coast Airlines Holdings, Inc. Corporate Governance Guidelines annually and reports to the full Board on the committee’s findings and recommendations. If necessary, the Guidelines will be revised and updated by the Board based upon the Committee’s recommendations.

E. Executive Officer Responsibilites.

1. Executive Officer Equity Ownership. It is the recommendation of the Board that all executive officers, consistent with their responsibilities to the shareholders of the Company as a whole, hold an equity interest in the Company. Accordingly, the Company has adopted the following stock ownership guidelines. Each executive officer of the Company should purchase Company stock with a value equivalent to at least $50,000. Executive officers should satisfy this standard within four years from the date the executive officer joins the Company or the adoption of this policy.

2. Service on Outside Boards by Executive Officers. When the Chief Executive Officer or another senior officer of the Company is invited to serve on outside boards of directors, the Chief Executive Officer or other senior officer shall present the issue to the Nominating and Corporate Governance Committee for review and prior approval. The Nominating and Corporate Governance Committee reviews annually any board memberships of the Company’s executive officers.

F. Other Corporate Governance Considerations. The Board recognizes and supports the following policies adopted by committees of the Board:

1. Limitation on Non-Audit Services. The Audit Committee amended the Audit Committee charter to reflect that, beginning in fiscal year 2004, the aggregate fees paid to the Company’s independent auditor for non-audit services shall not exceed the aggregate fees paid for audit and related services (including audit fees, audit-related fees and tax compliance and preparation fees) in any fiscal year.

2. Prohibition of Loans. The Compensation Committee amended the Company’s equity compensation plans to prohibit the extension of any personal loans to plan participants to pay the purchase price, tax amount due or otherwise in connection with, any award under such plans (provided, however, that the recipients of awards under these plans may pay any such amounts through a sale and proceeds remittance program through arrangements with one or more brokerage firms acceptable to the Company). Additionally, the Compensation Committee resolved that the Company shall not otherwise extend, maintain or arrange for the extension of credit in the form of a personal loan to or for any of the Company’s directors or executive officers.

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ACA’s Response to Mesa > Corporate Governance > Nominating and Corporate Governance Committee

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Charter of Responsibilities and Functions

1. Members. The Board of Directors shall appoint a Nominating and Corporate Governance Committee of at least three members, consisting entirely of independent directors, and shall designate one member as chairperson. For purposes hereof, an “independent director” shall be a director who meets the NASDAQ Stock Market definition of “independence.”

2. Purposes, Duties, and Responsibilities. The Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board of Directors, recommend to the Board of Directors director nominees for the annual meeting of stockholders, develop and recommend to the Board of Directors a set of corporate governance principles and have a leadership role in shaping the Company’s corporate governance. The Nominating and Corporate Governance Committee shall develop a plan and timetable to address the following duties and responsibilities:

(i) Develop criteria to identify and evaluate prospective candidates for the Board of Directors. These criteria shall include, among other things, an individual’s business experience and skills, independence, judgment, integrity, and ability to commit sufficient time and attention to the activities of the Board of Directors. The Nominating and Corporate Governance Committee considers these criteria in the context of an assessment of the perceived needs of the Board of Directors as a whole and seeks to achieve a diversity of occupational and personal backgrounds on the Board of Directors.

(ii) Identify, review the qualifications of, and recruit, as appropriate, potential nominees for the Board of Directors.

(iii) Recommend to the Board of Directors nominees to the Board of Directors, which shall include reviewing the qualifications of directors for continued service on the Board of Directors.

(iv) Recommend to the Board of Directors candidates to fill vacancies occurring on the Board.

(v) Establish a procedure for, and consider, Board of Directors candidates recommended by the Company’s stockholders.

(vi) Recommend to the Board of Directors candidates for appointment to Board committees.

(vii) Consider retirement and/or tenure policies for directors, and make recommendations to the Board of Directors.

(viii) Oversee the evaluation of the Board of Directors.

(ix) Review any outside directorships in other public companies held by senior company officials.

(x) Periodically assess the reporting channels through which the Board of Directors receives information and the quality and timeliness of the information.

(xi) Develop and periodically review the Company’s corporate governance principles and recommend any changes to the Board of Directors.

(xii) Annually evaluate the performance of the Nominating and Corporate Governance Committee and the appropriateness of the committee’s charter.

3. Outside Advisors. The Nominating and Corporate Governance Committee shall have the authority to retain, at the expense of the Company but without further approval or authorization of the Company, such outside counsel, experts, and other advisors as it determines appropriate to assist it in the full performance of its functions.

4. Meetings. The Nominating and Corporate Governance Committee will meet as often as may be deemed necessary or appropriate in its judgment, either in person or telephonically, and at such times and places as the Nominating and Corporate Governance Committee shall determine. The Nominating and Corporate Governance Committee may create subcommittees who shall report to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee shall report regularly to the full Board of Directors with respect to its meetings. The majority of the members of the Nominating Committee shall constitute a quorum.

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ACA’s Response to Mesa > Corporate Governance > Audit Committee Charter

AUDIT COMMITTEE CHARTER

1. Members. The Board of Directors shall appoint an Audit Committee of at least three members, consisting entirely of “independent” directors of the Board, and shall designate one member as chairperson. For purposes hereof, “independent” shall mean a director who meets the National Association of Securities Dealers, Inc. (“NASD”) definition of “independence.”

Each member of the Company’s audit committee must be financially literate and one member of the audit committee shall have accounting or related financial management expertise, both as provided in the NASD rules.

2. Purposes, Duties, and Responsibilities. The Audit Committee shall represent the Board of Directors in discharging its responsibility relating to the accounting, reporting, and financial practices of the Company and its subsidiaries, and shall have general responsibility for surveillance of internal controls and accounting and audit activities of the Company and its subsidiaries and for making any recommendations it deems appropriate to the Board of Directors. Specifically, the Audit Committee shall:

(i) Recommend to the Board of Directors, and evaluate, the firm of independent certified public accountants to be appointed as auditors of the Company, which firm shall be ultimately accountable to the Board of Directors through the Audit Committee.

(ii) Review with the independent auditors their audit procedures, including the scope, fees and timing of the audit, and the results of the annual audit examination and any accompanying management letters, and any reports of the independent auditors with respect to interim periods.

(iii) Review the written statement from the outside auditor of the Company concerning any relationships between the auditor and the Company or any other relationships that may adversely affect the independence of the auditor, establish such standards and procedures it considers appropriate, if any, for the engagement of the outside auditor to provide non-audit services and assess the independence of the outside auditor as required under Independent Standard Boards Standard No. 1.

(iv) Review and discuss with management and the independent auditors the financial statements of the Company, including an analysis of the auditors’ judgment as to the quality of the Company’s accounting principles, and any material financial or non-financial arrangements of the Company which do not appear on the financial statements of the Company but which are relevant to an understanding of the Company’s financial statements and financial condition.

(v) Review the adequacy of the Company’s internal controls.

(vi) Review with management and the outside auditors the accounting policies which may be viewed as critical, and review any significant changes in the accounting policies of the Company and accounting and financial reporting proposals that may have a significant impact on the Company’s financial reports.

(vii) Consider retirement and/or tenure policies for directors, and make recommendations to the Board of Directors.

(viii) Review material pending legal proceedings involving the Company and other contingent liabilities.

(ix) Review the adequacy of the Audit Committee Charter on an annual basis.

3. Meetings. The Audit Committee shall meet as often as may be deemed necessary or appropriate in its judgment, generally four times each year, either in person or telephonically. The Audit Committee shall meet in executive session with the independent auditors at least annually. The Audit Committee may create subcommittees, which shall report to the Audit Committee. The Audit Committee shall report to the full Board of Directors with respect to its meetings. The majority of the members of the Audit Committee shall constitute a quorum.

4. Outside Advisors. The Audit Committee shall have the authority to retain, at the expense of the Company but without further approval or authorization of the Company, such outside counsel, experts and other advisors as it determines appropriate to assist in the full performance of its functions.

5. Limit on Non-Audit Service. Beginning in fiscal year 2004, the aggregate fees paid to the Company’s independent auditor for non-audit services shall not exceed the aggregate fees paid for audit and related services (including audit fees, audit-related fees and tax compliance and preparation fees) in any fiscal year.

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ACA’s Response to Mesa > Corporate Governance > Compensation Committee of the Board of Directors

COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS

Charter of Responsibilities and Functions

As provided by the Bylaws of ATLANTIC COAST AIRLINES HOLDINGS, INC. and its subsidiaries (the “Company”) and implemented by Resolutions of the Board of Directors, a Compensation Committee has been established for the purpose of assisting the Board of Directors in fulfilling its responsibilities relating to compensation and benefit matters concerning the Company.

Functions of the Compensation Committee

•	To recommend, adopt and/or implement compensation and other benefits for members of the Board of Directors, subject to such consultation with, advice from or ratification by the Board of Directors as the Committee determines appropriate.

•	To develop and administer a comprehensive compensation policy for senior management that contains appropriate performance incentives and equity-linked components, and to oversee the establishment and administration of compensation programs for the Company’s employees generally.

•	To review annually the performance of the executive officers of the Company, and, after such consultation with the full Board of Directors as the Committee determines appropriate, to establish compensation terms for such individuals.

•	To make grants under, interpret, oversee and otherwise administer the Company’s equity-based plans and any other incentive plans.

•	To review and, as deemed appropriate, authorize or ratify compensation programs and policies of the Company.

•	To review, establish and approve salaries and other compensation, employment and severance arrangements for senior management.

•	To periodically review the Company’s succession plans with respect to the CEO and other senior officers.

Membership; Voting; Authority

The members of the Compensation Committee shall be elected by the Board of Directors at the annual organizational meeting of the Board of Directors or until their successors shall be duly elected and qualified. Unless a Chairperson is elected by the full Board of Directors, the members of the Compensation Committee may designate a Chairperson by majority vote of the full Compensation Committee membership. The Board of Directors of the Company shall designate at least three directors to serve on the Compensation

Committee. Notwithstanding the foregoing, the remaining member(s) of the Compensation Committee may approve any equity-based arrangement intended to qualify for an exemption pursuant to Rule 16b-3(d)(1), (d)(2) or (e) under the Securities Exchange Act of 1934 and any arrangement intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code without the vote or concurrence of any director who is not a non-employee director or an outside director for purposes of such provisions. The existence of one or more vacancies shall not disable the remaining director(s) from acting as the full Compensation Committee. The Compensation Committee is hereby empowered to authorize the issuance of the Company’s common stock to the extent consistent with its performance of its functions enumerated above.

Frequency and Format of Meetings

The Committee shall meet at least once per year in conjunction with a regularly scheduled meeting of the Board of Directors, or more frequently as circumstances require. Non-employee directors may attend any Compensation Committee meetings. Employee directors may attend Compensation Committee meetings at the discretion of the Compensation Committee Chairperson.